Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Highlights

Perifosine

•                  January 25, 2010: Updated results of a Phase 2 study related to the use of perifosine in the treatment of advanced metastatic colon cancer showing a statistically significant benefit in survival.

•                  January 29, 2010: Publication in the February 2010 issue of the Journal of Clinical Cancer Research of positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia.

•                  February 3, 2010: Special Protocol Assessment (“SPA”) granted by the United States Food and Drug Administration (“FDA”) for the Phase 3 trial of perifosine in combination with capecitabine (Xeloda®) in refractory advanced colorectal cancer (“X-PECT”). The trial is to be conducted and sponsored by our partner, Keryx Biopharmaceuticals, Inc. (“Keryx”).

•                  March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency (“EMA”) had issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

•                  April 5, 2010: Perifosine receives FDA Fast Track Designation for the Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) registration trial.

•                  April 8, 2010: Initiation of the X-PECT Phase 3 registration trial by Keryx.

•                  April 15, 2010: Positive Scientific Advice from the EMA for the Phase 3 registration trial with perifosine in multiple myeloma, therefore indicating that the data from the ongoing trial are expected to be sufficient for product registration in Europe.

•                  April 20, 2010: Presentations at the annual meeting of the American Association for Cancer Research (“AACR”), in Washington, D.C., of preclinical data on extracellular signal-regulated kinases (“Erk”) inhibitor, AEZS-131, and on Erk/phosphoinositide 3-kinase (“PI3K”) dual inhibitor, AEZS-132, as well as preclinical data from a study sponsored by the National Institutes of Health (“NIH”) with perifosine in oncology.

•                  May 17, 2010: Publication of an article in the May 12, 2010 issue of the Journal of the National Cancer Institute, entitled “In Vitro and In Vivo Inhibition of Neuroblastoma Tumor Cell Growth by AKT Inhibitor Perifosine”, demonstrating the single agent activity of perifosine in neuroblastoma tumor preclinical models.

•                  June 7, 2010: Presentation at the American Society of Clinical Oncology’s (“ASCO”) annual meeting of Phase 1 data on single agent perifosine in the treatment of recurrent pediatric solid tumors, including patients with advanced brain tumors and neuroblastoma.

•                  June 8, 2010: Report at the ASCO annual meeting of final Phase 2 results, confirming a statistically significant improvement in both time to tumor progression and overall survival with perifosine, in combination with capecitabine (Xeloda®), in the treatment of advanced metastatic colorectal cancer.

•                  June 29, 2010: EMA issues positive Scientific Advice for Phase 3 trial with perifosine in colorectal cancer, therefore indicating that the data from the ongoing X-PECT trial are expected to be sufficient for product registration in Europe.

•                  July 14, 2010: Perifosine receives orphan-drug designation by the FDA for the treatment of neuroblastoma, a cancer of the nervous system affecting mostly children and infants.

•                  December, 6, 2010: Presentation at the 52nd Annual Meeting of the American Society of Hematology (“ASH”) in Orlando, of the Phase 2 data on perifosine as a treatment for advanced chronic lymphocytic leukemia (“CLL”) and Hodgkin’s lymphoma (“HL”), as well as of Phase 1 results of perifosine in combination with Revlimid® and dexamethasone in multiple myeloma.

AEZS-108

•                  May 6, 2010: Received orphan drug designation from the FDA for AEZS-108, our luteinizing hormone-releasing hormone (“LHRH”) receptor conjugate, for the treatment of ovarian cancer.

•                  May 12, 2010: Received approval from the FDA for our Investigational New Drug (“IND”) application for AEZS-108 in LHRH receptor-positive urothelial (bladder) cancer.

•                  May 17, 2010: Received positive opinion for orphan medicinal product designation from the Committee for Orphan Medicinal Products (“COMP”) of the EMA, for AEZS-108 for the treatment of ovarian cancer.

•                  June 7, 2010: Presentation at the annual meeting of the ASCO of positive Phase 2 efficacy and safety data for AEZS-108 in ovarian cancer.

•                  June 28, 2010: Announcement of a collaboration with Almac Group Ltd.’s (“Almac”) Diagnostic division to develop a companion diagnostic for AEZS-108 in cancer.

•                  August 5, 2010: Announcement that a clinical investigator, Dr. Jacek Pinski, of the Norris Comprehensive Cancer Center of the University of Southern California, had been awarded a grant of $1.5 million (payable over the next three years) from the NIH for a Phase 1/2 study in advanced refractory prostate cancer with AEZS-108.

•                  November, 18, 2010: Presentation at the EORTC-NCI-AACR symposium in Germany of positive Phase 2 results of AEZS-108 in advanced endometrial cancer.

•                  December 14, 2010: Announcement of the initiation of Phase 1/2 trials with AEZS-108 in castration refractory prostate cancer and refractory bladder cancer.

AEZS-130/Solorel®

•                  June 21, 2010: Presentation at the 92nd Annual Endocrine Society (“ENDO”) Meeting and Expo of positive data on Solorel®, a ghrelin agonist for diagnostic and therapeutic use.

•                  July 14, 2010: Presentation at the Seventh International Congress of Neuroendocrinology in Rouen, France, of an abstract on Solorel®, an oral synthetic ghrelin receptor agonist, as a diagnostic test for Adult Growth Hormone (“GH”) Deficiency (“AGHD”).

•                  October 5, 2010: Presentation at the Fifth International Congress of the Growth Hormone Research Society and the Insulin-like Growth Factors Society in New York City, of interim Phase 3 data on Solorel® demonstrating the potential to provide a simple, well tolerated and safe oral diagnostic test for AGHD.

•                  December 20, 2010: Agreement with the FDA on an SPA for Solorel® to complete our Phase 3 study for the diagnosis of AGHD.

Corporate developments

•                  April 20, 2010: Completion of a US$15.0 million registered direct offering with certain institutional investors.

•                  June 21, 2010: Completion of a US$12.1 million registered direct offering with certain institutional investors.

•                  On February 22, 2011, we entered into an “At-the-Market” (“ATM”) sales agreement, under which we may, at our discretion, from time to time during the 24-month term of the agreement, sell up to a maximum of 12.5 million of our common shares through ATM issuances on the Nasdaq for aggregate gross proceeds not to exceed $19.8 million. On March 10, 2011, we issued approximately 1.7 million shares under this agreement for gross proceeds of approximately $3.2 million.

•                  On February 28, 2011, we announced that we had received a net sales royalty milestone of $2.5 million from Cowen Healthcare Royalty Partners L.P. (“Cowen”).  This milestone was payable pursuant to the sale, in December 2008, to Cowen of our rights to royalties on future net sales of Cetrotide®.

•                  On March 9, 2011, we announced that we had entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan.

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2010. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s consolidated financial statements and related notes as at December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009 and 2008. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for financial information, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”).The recognition, measurements and disclosure differences as they relate to the company are described in note 25 to our 2010 consolidated financial statements.

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the FDA, the EMA, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry. Additionally, expected adjustments related to our conversion to International Financial Reporting Standards (“IFRS”), discussed below, that likely will impact various components of our future earnings and are referred to in our discussion of future expectations are unaudited, may not be complete and are subject to further review.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or reasonably would be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or provide continuous disclosure information such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company’s Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris Inc. (Nasdaq: AEZS and TSX: AEZ) is a late-stage drug development company specialized in oncology and endocrine therapy. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in multiple myeloma and colorectal cancer, combined with our Phase 2 program in multiple cancers, as well as the further advancement of AEZS-108, which recently completed with success a Phase 2 trial in advanced endometrial and advanced ovarian cancer. AEZS-108 is also in development in other cancer indications, including refractory bladder and castration refractory prostate cancer. In endocrinology, our lead program is our Phase 3 trial with AEZS-130 (Solorel®) as a GH stimulation test for the diagnosis of GH deficiency in adults. We are advancing this Phase 3 trial with an SPA obtained from the FDA.

Additionally, we are advancing AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition) in Phase 1, as well as several preclinical programs with novel targeted potential development candidates.

We are currently at a stage in which some of our products and product candidates are being further developed or marketed jointly with strategic partners.

Key Developments for the year ended December 31, 2010

Drug Development

Status of our drug pipeline as at March 22, 2011

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial

120,000 compound library

AEZS-120

Prostate cancer vaccine (oncology)

AEZS-129, 131 and 132

Erk & PI3K inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor antagonist (endocrinology)

AEZS-115

Non-peptide LHRH antagonists (endocrinology and/or oncology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in cancer cachexia and other indications (endocrinology)	Perifosine • Multiple cancers AEZS-108 • Ovarian cancer • Endometrial cancer • Castration refractory prostate cancer • Refractory bladder cancer	Perifosine • Multiple myeloma • Refractory advanced colorectal cancer Solorel® • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea Yakult Japan	Perifosine: Keryx North America Handok Korea Yakult Japan	Cetrotide®: Merck Serono (World except Japan) Nippon Kayaku / Shionogi Japan

Perifosine

Perifosine is a novel, oral anticancer treatment that inhibits Akt activation in the PI3K pathway. Perifosine, in combination with chemotherapeutic agents, is currently in Phase 3 studies for the treatment of multiple myeloma, colorectal cancer and in Phase 2 studies for the treatment of other cancers, and is the most advanced anti-cancer compound of its class in late-stage development. Perifosine as monotherapy also is being explored in other indications. The FDA has granted perifosine orphan-drug designation in multiple myeloma and in neuroblastoma and Fast Track designations in both multiple myeloma and refractory advanced colorectal cancer. Additionally, an agreement was reached with the FDA to conduct the Phase 3 trials in both of these indications under an SPA. Perifosine has also been granted Orphan Medicinal Product designation from the EMA in multiple myeloma, and has received positive Scientific Advice from the EMA for both the multiple myeloma and advanced colorectal cancer programs, with ongoing Phase 3 trials for these indications expected to be sufficient for registration in Europe. Perifosine rights have been licensed to Keryx for North America and to Handok for Korea. On January 25, 2010, we announced that Keryx, our partner and licensee in North America, had reported a statistically significant benefit in survival from updated results of a Phase 2 study of perifosine in the treatment of advanced metastatic colorectal cancer. Results showed improvement in both time to tumor progression and overall survival in the perifosine + capecitabine arm, versus the placebo + capecitabine arm. Of notable interest, and for the first time presented, were data showing a statistically significant benefit in median overall survival (15.3 months vs. 6.8 months – p=0.0088) and time to progression (18 weeks vs. 10 weeks – p=0.0004) for the subset of patients who were refractory to a 5-FU (Fluorouracil) chemotherapy-based treatment regimen.

On January 29, 2010, we announced the publication in the February 2010 issue of the Journal of Clinical Cancer Research of positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia. The data demonstrated a 35% overall response rate with a median progression-free survival of 12.6 months in patients with relapsed or relapsed/refractory Waldenstrom’s macroglobulinemia.

On February 3, 2010, we announced that Keryx had reached an agreement with the FDA on an SPA for the Phase 3 X-PECT trial of perifosine in refractory advanced colorectal cancer, in addition to the earlier SPA agreement for the Phase 3 trial in multiple myeloma.

On March 1, 2010, we disclosed that the Committee for Orphan Medicinal Products of the EMA had issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

On April 5, 2010, our partner, Keryx, was granted Fast Track designation by the FDA for the Phase 3 X-PECT registration trial.

On April 8, 2010, our partner, Keryx announced the initiation of a Phase 3 X-PECT registration trial with perifosine in refractory advanced colorectal cancer. The Phase 3 trial is being conducted pursuant to a SPA with the FDA. Approximately 40 to 50 U.S. sites will participate in the study.

On April 15, 2010, we received Positive Scientific Advice from the EMA for the Phase 3 program with perifosine in multiple myeloma, therefore indicating that the data from the ongoing trial are expected to be sufficient for product registration in Europe.

On April 20, 2010, at the AACR’s annual meeting we presented data on our dual Erk/PI3K inhibitors and on our selective Erk inhibitors. Data supported further evaluation of selective Erk inhibitors as antiproliferative agents, either as monotherapy or in combination with inhibitors of the PI3K/Akt pathway. Other data resulted in the identification of AEZS-132, a unique dual inhibitor of PI3K and Erk with a favourable pharmacology and ADMET (Absorption, Distribution, Metabolism, Excretion, and Toxicity) profile for further evaluation as an antitumor agent. At that same meeting, preclinical data in neuroblastoma for perifosine were also presented. Data demonstrated that single agent perifosine targets activation of Akt in neuroblastoma cells and xenografts, significantly inhibited tumor growth in vivo and improved the survival of mice bearing neuroblastoma tumors.

On May 17, 2010, we announced the publication of an article in the May 12, 2010 issue of the Journal of the National Cancer Institute entitled “In Vitro and In Vivo Inhibition of Neuroblastoma Tumor Cell

Growth by AKT Inhibitor Perifosine,” demonstrating the single agent activity of perifosine in neuroblastoma tumor preclinical models.

On June 7, 2010, we announced that Phase 1 data for perifosine in recurrent pediatric solid tumors had been presented in the pediatric solid tumor poster discussion session held at the 46th annual ASCO meeting in Chicago. This study, conducted by the Memorial Sloan-Kettering Cancer Center pediatric group, marks the first time that perifosine has been administered in a pediatric patient setting.

This Phase 1 study of perifosine for recurrent pediatric solid tumors is a single center, open-label, dose-escalating study to assess safety, tolerability, pharmacokinetics (“PK”), and to identify any dose limiting toxicity (“DLT”) of single agent perifosine in pediatric patients with any solid tumor that has failed standard therapy. Eleven patients (4 males, 7 females), at a median age of 13 years (5-18) were treated in this study to date. The following tumor types were treated thus far: high-grade glioma (5), medulloblastoma (2), neuroblastoma (3), and ependymoma (1). Most patients were heavily pretreated with a median of three prior lines of therapy. Cohorts of three patients were treated at three dose levels of perifosine after a loading dose on day 1, and taking into account the drug’s long half-life (t1/2 100 hours). No DLTs were observed at any of the three dose levels; dose level 4 is currently open for accrual. PK data thus far suggest similar drug absorption by pediatric patients relative to adult patients treated with single agent perifosine.

Of particular interest are the early signs of clinical activity observed in two of the three patients with Stage 4 refractory neuroblastoma. Both patients were refractory to prior treatments upon entering the study and achieved stable disease for 48 weeks and 55+ weeks (ongoing). The investigators concluded that perifosine is well tolerated in children with recurrent solid tumors and that these early signals of activity warrant further investigation in patients with advanced neuroblastoma and select brain tumors. Previously, perifosine has been shown to target activation of Akt in neuroblastoma cells and xenografts and to significantly inhibit tumor growth in vivo and improve the survival of mice bearing neuroblastoma tumors.

On June 8, 2010, we reported Phase 2 results at the ASCO annual meeting, confirming a statistically significant improvement in both time to tumor progression and overall survival with perifosine, in combination with capecitabine (Xeloda®), in the treatment of advanced metastatic colorectal cancer.

In this randomized, double-blind, placebo-controlled study, conducted at 11 centers across the United States, heavily pre-treated patients with second- or third-line metastatic colorectal cancer were randomized to receive capecitabine (Xeloda®) at 825 mg/m2 BID (total daily dose of 1650 mg/m2) on days 1 – 14, every 21 days, plus either perifosine or placebo at 50 mg daily. Of the 38 patients enrolled, 35 patients were evaluable for response (20 patients on the perifosine + capecitabine arm and 15 patients on the placebo + capecitabine arm).  The perifosine + capecitabine arm demonstrated a greater than 60% improvement in overall survival, a more than doubling of median time to progression, and almost a doubling of the percentage of patients achieving stable disease or better. In addition, the overall response rate was 20% (including one complete response, and durable responses) in the perifosine + capecitabine arm versus 7% in the capecitabine arm.  Of notable interest were the patients who were previously refractory to a 5-FU based regimen. The perifosine + capecitabine arm again demonstrated a statistically significant increase in both time to progression and overall survival, as compared to the capecitabine arm. As for safety, the perifosine + capecitabine arm was well tolerated.

On June 29, 2010, we announced that we had received positive Scientific Advice from the EMA regarding the Phase 3 X-PECT trial for the development of perifosine in refractory advanced colorectal cancer. The Scientific Advice from the EMA indicates that the ongoing study, in conjunction with safety data generated from other clinical studies with perifosine, is considered sufficient to provide all data necessary to support a marketing authorization of perifosine in advanced colorectal cancer. We do not intend to initiate any additional studies with perifosine for this indication. Therefore, for the development of perifosine in both multiple myeloma and colorectal cancer, we believe that the planned North American clinical program, sponsored by our partner Keryx, is now sufficient for approval in Europe and in many countries in the rest of the world, where we hold rights for our compound.

On July 14, 2010, our partner, Keryx, was granted orphan-drug designation by the FDA for perifosine for the treatment of neuroblastoma, a cancer of the nervous system affecting mostly children and infants for which there are no FDA-approved therapies.

On November 17, 2010, at the EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Berlin, Germany, we presented an abstract on perifosine combined with antimetabolites which induces synergistic effects on cytotoxicity and apoptosis in human colon, multiple myeloma, breast, renal, and liver tumor cell lines.

On December 6, 2010 at the ASH’s 52nd annual meeting in Orlando, we announced positive safety and tolerability Phase 2 data for perifosine in patients with advanced CLL and HL, as well as positive Phase 1 results of perifosine in combination with lenalidomide (Revlimid®) + dexamethasone in patients with relapsed or refractory multiple myeloma.

In the first Phase 2 study related to CLL, 12 patients with advanced CLL began treatment with single agent perifosine at 50 mg BID. Patients on study were heavily pre-treated having had a median of four prior lines of therapy with 75% of patients classified as Rai stage IV. One patient achieved a partial response (5 months on treatment) and 5 additional patients achieved stable disease (median duration of 4.25 months), for an overall 50% clinical benefit rate (PR + SD). Perifosine was well tolerated with minimal dose modifications.

In the second study presented, 26 patients were enrolled in a Phase 2 study with advanced lymphoma (6 non-HL, 4 CLL, 1 Waldenstrom’s Macroglobulinemia and 15 HL). 73% of patients were previously refractory to their prior therapy, with 85% of patients having had 4 or more prior therapies. Perifosine (50 mg BID) was started as a single agent for 28 days; after 28 days, patients achieving partial response (PR) or better were continued on single agent perifosine. Patients achieving less than a PR were given the combination of perifosine (50 mg BID) plus sorafenib (Nexavar®) at 400 mg BID.  All of the 4 CLL patients in this study achieved a partial response on single-agent perifosine within one month of treatment and remained on perifosine single agent. Response durations for each of the 4 patients were 4, 8, 9+ and 12 months. The remaining 22 patients were administered the combination with sorafenib, where 5 of the 15 (33%) HL patients achieved a partial response with a median response duration of 9 months. An additional 6 patients receiving the combination (40%) achieved stable disease. The combination was well tolerated with no unexpected safety events.

The investigators concluded that perifosine in combination with sorafenib has significant anti-lymphoma activity in relapsed/refractory HL, and that perifosine as a single agent induced prolonged responses in high-risk, heavily pretreated CLL patients.

With regard to multiple myeloma, the final data set from the Phase 1 study of perifosine + lenalidomide (Revlimid®) + dexamethasone were also presented during the ASH meeting. The final data showed a 73% objective response rate (minimal response or better) with a 50% PR or better, a median Progression-Free Survival of 10.8 months, and a median duration for Overall Survival of 30.6 months. The myeloma investigators concluded that perifosine in combination with lenalidomide + dexamethasone was well tolerated even at the highest doses used, and demonstrated encouraging clinical activity and survival.

AEZS-108

AEZS-108 has been studied in gynecological cancers and has been shown to be effective and well tolerated in advanced endometrial and ovarian cancers. Positive Phase 2 results for ovarian cancer were disclosed in June 2010 at the annual ASCO meeting, while positive Phase 2 results for endometrial cancer were presented at the EORTC-NCI-AACR International Symposium on Molecular Targets and Cancer Therapeutics in November 2010. In addition to the ongoing Phase 1/2 studies in refractory bladder cancer and castration refractory prostate cancer, we intend to initiate discussions with the FDA and the EMA in an effort to reach an agreement on a protocol for a registration trial in endometrial cancer.

On May 6, 2010, we announced that we had received orphan drug designation from the FDA for AEZS-108 for the treatment of ovarian cancer. Orphan drug designation is granted by the FDA’s Office of Orphan Products Development to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the US. The designation provides a drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety or efficacy versus another drug of its type previously granted the designation for the same indication.

On May 12, 2010, we announced that the FDA had approved our IND application for AEZS-108 in LHRH receptor-positive urothelial (bladder) cancer. Following this approval from the FDA, this trial will be conducted at the Sylvester Comprehensive Cancer Center at the University of Miami’s Miller School of Medicine, and will include up to 64 patients, male and female, with advanced LHRH receptor-positive urothelial (bladder) cancer. The study will be conducted in two parts: first, a dose-finding part in up to 12 patients; subsequently, a selected dose will be studied for its effect on progression-free survival.

On May 17, 2010, we announced that we had received a positive opinion for orphan medicinal product designation from the COMP of the EMA, for AEZS-108 for the treatment of ovarian cancer. Orphan medicinal product designation is granted by the European Commission, following a positive opinion from the COMP, to a medicinal product that is intended for the diagnosis, prevention or treatment of a life-threatening or a chronically debilitating condition affecting not more than five in 10,000 persons in the Community when the application for designation is submitted. Orphan medicinal product designation provides the sponsor with access to the Centralized Procedure for the application for marketing authorization, protocol assistance, up to a 100% reduction in fees related to a marketing authorization application, pre-authorization inspection and post-authorization activities, and could provide ten years of market exclusivity in the European Union for AEZS-108, once approved for the treatment of ovarian cancer.

On June 7, 2010, Prof. Günter Emons, Chairman, Department of Obstetrics & Gynaecology Georg-August University Göttingen, Germany, presented positive efficacy and safety data for AEZS-108 in ovarian cancer at the ASCO Annual Meeting. The poster (abstract #5035), entitled “Phase 2 study of AEZS-108, a targeted cytotoxic LHRH analog, in patients with LHRH receptor-positive platinum resistant ovarian cancer” (G. Emons, S. Tomov, P. Harter, J. Sehouli, P. Wimberger, A. Staehle, L. C. Hanker, F. Hilpert, P. Dall and C. Gruendker, for the AGO Study Group), details the use of AEZS-108 in women with histologically confirmed taxane-pretreated platinum-resistant/refractory LHRH receptor-positive advanced (FIGO III or IV) or recurrent ovarian cancer. Patients received a recommended dose of 267 mg/m2 by intravenous infusion over 2 hours, with retreatment every 3 weeks, for up to 6 courses. Response rate (RECIST and/or GCIG criteria) was defined as the primary endpoint. Secondary endpoints were safety, time-to-progression and overall survival.

42 patients with platinum-resistant ovarian cancer entered the study. Efficacy included partial response in 5 patients (11.9%) and stable disease for more than 12 weeks in 11 patients (26.2%). Based on those data, a Clinical Benefit Rate of 38% can be estimated. Median time to progression and overall survival were

3.5 months (104 days) and 15.6 months (475 days), respectively. Overall survival compares favourably with data from Doxil and Topotecan (8-9 months). In all, tolerability of AEZS-108 was good and commonly allowed retreatment as scheduled. Only one patient (2.4%) had a dose reduction, and overall, 25 of 170 (14.7%) courses were given with a delay, including also cases in which delay was not related to toxicity. Severe (Grade 3 or 4) toxicity was mainly restricted to rapidly reversible hematologic toxicity (leukopenia / neutropenia) associated with fever in 3 cases. Good tolerability of AEZS-108 was also reflected with only a few patients with non-hematological toxicities of grade 3 (none with Grade 4), including single cases (2.4%) each of nausea, constipation, poor general condition, and an enzyme elevation. No cardiac toxicity was reported.

On June 28, 2010, we announced that we had concluded an agreement with Almac’s Diagnostics division for AEZS-108, aimed at determining LHRH receptor expression through the development of a companion diagnostic tool. Selection for treatment with AEZS-108 is determined on the basis of LHRH receptor expression, currently measured immunohistochemically. In humans, LHRH receptors are expressed in ovarian, endometrial, breast, bladder, prostate and pancreatic tumors. This state of the art companion diagnostic tool will allow us to develop improved methods of selecting the most appropriate patients to be treated with AEZS-108 in order to enhance the efficiency of our clinical trials and help us with the future successful development of AEZS-108 in a number of different LHRH expressing cancers.

On August 5, 2010, we announced that the NIH had awarded Dr. Jacek Pinski, Associate Professor of Medicine at the Norris Comprehensive Cancer Center of the University of Southern California, a grant of approximately $1.5 million over three years to conduct a Phase 1/2 study in refractory prostate cancer with AEZS-108. The study, entitled A Phase I/II Trial of AN-152 [AEZS-108] in Castration- and Taxane-Resistant Prostate Cancer, will enrol up to 55 patients and will be conducted in two portions: an abbreviated dose-escalation followed by a single arm, Simon Optimum two-stage design Phase 2 study using the dose selected in the Phase 1 portion. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of AEZS-108 in men with castration- and taxane-resistant metastatic prostate cancer, for which the presence of LHRH receptors has been confirmed.

On November 18, 2010, Prof. Günter Emons of the Department of Obstetrics & Gynaecology Georg-August at the University of Göttingen (Germany) presented positive data for the Phase 2 of AEZS-108 in Advanced Endometrial Cancer at the EORTC-NCI-AACR symposium in Berlin, Germany. The study showed encouraging results as AEZ-108 was used as a single agent.

Of 43 patients treated with AEZS-108 in this study, 39 were evaluable for efficacy. Responses confirmed by independent review included 2 patients with complete response (CR; 5.1%), 10 patients with partial response (PR; 25.6%), and 17 patients with stable disease (SD; 43.6%). Based on those data, an overall response rate (ORR = CR+PR) of 30.8 % and a clinical benefit rate (CBR = CR+PR+SD) of 74.4% can be estimated. Responses were also achieved in patients with prior chemotherapy, 1 CR, 1 PR and 2 SDs in 8 of the patients pre-treated with platinum/taxane regimens. Median time to progression and overall survival were 7 months (30 weeks) and 14.3 months (62 weeks), respectively. Conclusions from this trial were as follows:

•                  AEZS-108 at a dosage of 267 mg/m2 every 3 weeks was active and well tolerated in patients with endometrial cancer;

•                  Hematological toxicity was rapidly reversible, and non-hematological toxicities were usually not severe, causing few deviations from scheduled treatment;

•                  The objective response rate of 30.8% compares well with those of single agent platinum or taxane treatment; responders included patients pre-treated with platinum/taxane combination; and

•                  The rate of stable disease was 43.6%, resulting in a Clinical Benefit Rate of 74.4%.

The overall survival after single agent AEZS-108 is similar to that reported for modern triple combination chemotherapy, but was achieved with lower toxicity.

On December 14, 2010, we announced the initiation of a Phase 1/2 trial in castration refractory prostate cancer conducted by Dr. Jacek Pinski at the Norris Comprehensive Cancer Center, as well as a Phase 1/2 trial in refractory bladder cancer conducted by Dr. Gustavo Fernandez at the Sylvester Comprehensive Cancer Center.

AEZS-130/Solorel®

AEZS-130/Solorel® (macimorelin), a ghrelin agonist, is a novel synthetic small molecule that stimulates the secretion of growth hormone. The product is currently in Phase 3 for use as a simple oral diagnostic test for AGHD. Solorel® has been granted orphan-drug designation by the FDA.

On June 21, 2010, we presented positive data at the 92nd ENDO Meeting and Expo on AEZS-130 for diagnostic and therapeutic use. The preclinical data showed that AEZS-130 is a potent and safe oral synthetic GH-releasing compound with potential utility as a diagnostic test for growth hormone deficiencies. In addition to the diagnostic indication, we believe that, based on the results of Phase 1 studies, AEZS-130 (Solorel®) has potential applications for the treatment of cachexia, a condition frequently associated with severe chronic diseases such as cancer, chronic obstructive pulmonary disease and Acquired Immune Deficiency Syndrome, or AIDS.

On July 14, 2010, we announced the presentation of a poster on Solorel®, entitled Use of the Orally Active Ghrelin Mimetic AEZS-130 as a Simple Test for the Diagnosis of Growth Hormone (GH) Deficiency (GHD) in adults (AGHD), Merriam G.R., Yuen K., Bonert V., Dobs A, Garcia J., Kipnes M., Molitch M., Swerdloff R., Wang C., Cook D., Altemose I. and Biller B. This poster was presented at the Seventh International Congress of Neuroendocrinology, in Rouen, France.

On October 5, 2010, we announced at the Fifth International Congress of the Growth Hormone Research Society and the Insulin-like Growth Factors Society, after the interim Phase 3 analysis of the orphan drug AEZS-130, that it demonstrated the potential to provide a simple, well tolerated and safe oral diagnostic test for AGHD. Solorel® has been granted orphan drug designation by the FDA as a diagnostic test.

Corporate developments

On April 20, 2010, we completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit (the “April 2010 Offering”). Total proceeds raised upon completion of the April 2010 Offering amounted to $15.0 million less cash transaction costs of approximately $1.3 million. The securities described above were offered by us pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

We granted warrants (the “April 2010 Investor Warrants”) to the investors who participated in the April 2010 Offering. Each April 2010 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The April 2010 Investor Warrants are exercisable between October 20, 2010 and October 20, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,444,444 common shares.

We estimated the fair value attributable to the April 2010 Investor Warrants of $3.6 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.56%, expected volatility of 87.3%, an expected term of

5 years, a dividend yield of 0.0% and an issue-date market share price of $1.24. Transaction costs allocated to the April 2010 Investor Warrants amounted to approximately $0.3 million.

On June 21, 2010, we completed a registered direct offering of 8,805,964 units, with each unit consisting of one common share and a warrant to purchase 0.50 of a common share, at a price of $1.3725 per unit (the “June 2010 Offering”). Total proceeds raised upon completion of the June 2010 Offering amounted to $12.1 million, less cash transaction costs of approximately $0.8 million. The securities described above were offered by us pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated June 15, 2010.

We granted warrants (the “June 2010 Investor Warrants”) to the investors who participated in the June 2010 Offering. Each June 2010 Investor Warrant entitles the holder to purchase a common share at an exercise price of $1.3725 per share. The June 2010 Investor Warrants are exercisable between June 21, 2010 and June 21, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,402,982 common shares.

We estimated the fair value attributable to the June 2010 Investor Warrants of $3.5 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.05%, expected volatility of 89.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. Transaction costs allocated to the June 2010 Investor Warrants amounted to approximately $0.2 million.

We also granted warrants (the “June 2010 Compensation Warrants”) to the sole placement agent (and to certain of its designated representatives) engaged in connection with the June 2010 Offering. Each June 2010 Compensation Warrant entitles the holder to purchase a common share at an exercise price of $1.7156 per share. The June 2010 Compensation Warrants are exercisable between June 15, 2010 and June 15, 2015, and, upon complete exercise, would result in the issuance of 264,178 common shares.

We estimated the fair value attributable to the June 2010 Compensation Warrants of $0.2 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.04%, expected volatility of 89.4%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. The initial fair value of the June 2010 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2010 Offering.

On June 23, 2009, we completed a registered direct offering of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit (the “June 2009 Offering”). Total proceeds raised through the June 2009 Offering amounted to $10.0 million, less cash and non-cash transaction costs of $1.6 million. The purchasers in this offering were comprised of institutional investors, and the securities described above were offered by us pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

We granted a total of 5,319,149 warrants (the “June 2009 Investor Warrants”) to the institutional investors who participated in the June 2009 Offering. Each June 2009 Investor Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share. The June 2009 Investor Warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 common shares of the Company.

We estimated the fair value attributable to the June 2009 Investor Warrants of $1.6 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of

2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the June 2009 Investor Warrants amounted to approximately $0.2 million.

We granted a total of 820,668 warrants (the “June 2009 Compensation Warrants”) to the sole placement agent and its designated representatives engaged in connection with the June 2009 Offering. Each June 2009 Compensation Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share. The June 2009 Compensation Warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 common shares of the Company.

We estimated the fair value attributable to the June 2009 Compensation Warrants of $0.2 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, an expected dividend yield of 0.0% and an issue-date market share price of $1.75. The initial fair value of the June 2009 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2009 Offering.

On October 23, 2009, we completed a registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit (the “October 2009 Offering”). Total proceeds raised through the October 2009 Offering amounted to $5.5 million, less cash transaction costs of approximately $0.4 million. The purchasers in this offering were new and existing institutional investors, and the securities described above were offered by us pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

We granted a total of 4,583,335 warrants (the “October 2009 Investor Warrants”) to the institutional investors who participated in the October 2009 Offering. Each October 2009 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.25 per share. The October 2009 Investor Warrants are exercisable between October 23, 2009 and October 23, 2014, and, upon complete exercise, would result in the issuance of an aggregate of 1,833,334 common shares.

We estimated the fair value attributable to the October 2009 Investor Warrants of $1.3 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.46%, expected volatility of 84.3%, an expected term of 5 years, dividend yield of 0.0% and an issue-date market share price of $1.09. Transaction costs allocated to the October 2009 Investor Warrants amounted to approximately $0.1 million.

We granted a total of 320,832 warrants (the “October 2009 Compensation Warrants”) to the sole placement agent engaged in connection with the October 2009 Offering. Each October 2009 Compensation Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The October 2009 Compensation Warrants are exercisable between April 23, 2010 and October 23, 2012, and, upon complete exercise, would result in the issuance of 128,333 common shares.

We estimated the fair value attributable to the October 2009 Compensation Warrants of $86,653 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.57%, expected volatility of 103.4%, an expected term of 3 years, dividend yield of 0.0% and an issue-date market share price of $1.09. The initial fair value of the October 2009 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the October 2009 Offering.

The terms of all aforementioned warrants are substantially the same, with the exception of the exercise price and contractual period of exercise, as discussed above. In particular, all warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each warrant. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of all outstanding warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrants.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrants, the Company or any successor entity shall, at our option, have the right to require the holders thereof to exercise the warrants, or, at the holder’s option, purchase the warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the warrants on the date of the consummation of an aforementioned Fundamental Transaction.

Subsequent to year-end

On February 22, 2011, we entered into an “At-the-Market” (“ATM”) sales agreement, under which we may, at our discretion, from time to time during the 24-month term of the agreement, sell up to a maximum of 12.5 million of our common shares through ATM issuances on the Nasdaq for aggregate gross proceeds not to exceed $19.8 million, being the amount remaining available for distribution, as at February 22, 2011, under our current registration statement on Form F-3. The common shares will be sold at market prices prevailing at the time of a sale of the common shares, and, as a result, prices may vary.

On March 10, 2011, we issued approximately 1.7 million common shares in connection with the aforementioned ATM agreement, for gross proceeds of approximately $3.2 million.

On March 9, 2011, we announced that we had entered into an agreement with Yakult for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult will make an initial non-refundable upfront payment to us of €6.0 million (approximately $8.3 million). Also per the agreement, we will be entitled to receive up to a total of €44.0 million (approximately $60.9 million) upon achieving certain pre-established milestones, including clinical and regulatory events in Japan. Furthermore, we will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market. We have also agreed to supply perifosine to Yakult on a cost-plus-basis.

Results of Operations

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)

	Quarters ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
	$	$	$	$

Revenues	9,971	5,726	5,584	6,422
Loss from operations	(4,211)	(6,088)	(7,589)	(7,340)
Net loss	(2,741)	(10,147)	(4,450)	(5,880)
Net loss per share
Basic and diluted	(0.03)	(0.12)	(0.06)	(0.09)

	Quarters ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
	$	$	$	$

Revenues	40,182	8,565	8,379	6,111
Earnings (loss) from operations	11,511	(9,789)	(12,238)	(13,442)
Net earnings (loss)	12,032	(11,288)	(13,080)	(12,388)
Net earnings (loss) per share
Basic and diluted	0.19	(0.19)	(0.24)	(0.23)

Net earnings (loss) per share are (is) based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net earnings (loss) per share amounts may not equal year-to-date net loss per share.

Fourth Quarter 2010 Results

Revenues were $10.0 million for the quarter ended December 31, 2010, compared to $40.2 million for the same quarter in 2009. The significant decrease in revenues is due primarily to our having recognized, in December 2009, the remaining unamortized portion, or approximately $30.4 million, of the upfront payment received from sanofi-aventis U.S L.L.C. (“sanofi”), as discussed below, partly offset by the increase in 2010 royalties attributable to the contingent payment of $2.5 million due from Cowen, also as discussed below. Additionally, the decrease is attributable to the recognition of remaining deferred revenues, amounting to approximately $1.8 million, associated with agreements related to the use of ozarelix, an intangible asset that was deemed to be fully impaired in December 2009.

Net research and development (“R&D”) expenses were $5.1 million for the quarter ended December 31, 2010, compared to $10.6 million for the same quarter in 2009. The comparative decrease in R&D expenses primarily results from the progressive completion through the end of 2009 of efficacy and safety studies associated with our Phase 3 program for cetrorelix in benign prostatic hyperplasia (“BPH”). The decrease is also explained by a comparatively lower overall volume of R&D expenses, most notably given the fact that most costs related to our ongoing Phase 3 program with perifosine are borne by our North American partner, Keryx.

Selling, general and administrative (“SG&A”) expenses were $3.1 million for the quarter ended December 31, 2010, compared to $6.2 million for the same quarter in 2009. The decrease in SG&A expenses is predominantly related to the expensing, in December 2009, of the remaining unamortized portion, or approximately $3.0 million, of the royalty paid to the Tulane Educational Fund (“Tulane”) in connection with the agreement entered into with, and subsequently terminated by, sanofi, as discussed below.

Depreciation and amortization expenses for the quarter ended December 31, 2010 amounted to $0.6 million, compared to $8.1 million for the same quarter in 2009. The comparative decrease is attributable to the fact that, in December 2009, and following our announcements that our second Phase 3 study with cetrorelix in BPH had not reached its primary endpoint and that sanofi had decided to terminate the related development, commercialization and license agreement (discussed below), we recognized an impairment charge equivalent to the remaining carrying value of cetrorelix, or approximately $3.9 million, as part of amortization expense. Further, in January 2010, Spectrum Pharmaceuticals Inc., to whom we have granted an exclusive license to develop and commercialize ozarelix for all potential indications in all worldwide territories, excluding certain Asian markets, announced that it had terminated its development program with ozarelix in BPH. Consequently, we recognized an impairment charge of approximately $1.4 million as part of amortization expense in the fourth quarter of 2009.

Net (loss) earnings amounted to ($2.7 million), or ($0.03) per basic and diluted share, for the quarter ended December 31, 2010, compared to $12.0 million, or $0.19 per basic and diluted share, for the same quarter in 2009. The significant quarter-over-quarter decrease in net earnings is largely attributable to the significant decrease in license fee revenues, partly offset by lower comparative R&D expenses and by decreased SG&A expenses and depreciation and amortization charges, as discussed above.

Largely given the presence, in our fourth quarter 2010 revenues, of the $2.5 million in additional, non-recurring royalty consideration payable by Cowen (discussed below), and excluding any impact of foreign exchange gains or losses, we expect that the net loss for the first quarter of 2011 will increase, as compared to the fourth quarter of 2010.

Consolidated Statements of Operations Information

(in thousands, except for share and per share data)

	Years ended December 31,
	2010	2009	2008
	$	$	$
Revenues
Sales and royalties	24,857	20,957	29,462
License fees and other	2,846	42,280	9,016
	27,703	63,237	38,478

Operating expenses
Cost of sales, excluding depreciation and amortization	18,700	16,501	19,278
Research and development costs, net	19,859	43,814	57,105
Selling, general and administrative expenses	11,875	16,040	17,325
Depreciation and amortization
Property, plant and equipment	1,005	3,285	1,515
Intangible assets	1,492	7,555	5,639
	52,931	87,195	100,862
Loss from operations	(25,228)	(23,958)	(62,384)

Other income (expenses)
Unrealized gain on held-for-trading financial instrument	687	—	—
Interest income	207	349	868
Interest expense	(26)	(5)	(118)
Foreign exchange gain (loss)	1,170	(1,110)	3,071
Other	(28)	—	(79)
	2,010	(766)	3,742
Loss before income taxes	(23,218)	(24,724)	(58,642)
Income tax expense	—	—	(1,175)
Net loss	(23,218)	(24,724)	(59,817)

Net loss per share
Basic and diluted	(0.31)	(0.43)	(1.12)

Weighted average number of shares
Basic and diluted	75,659,410	56,864,484	53,187,470

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from the manufacturing of Cetrotide®, marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients.

Royalties are derived from Cetrotide® and, prior to the fourth quarter of 2008, were payable by our partner, ARES Trading S.A. (“Merck Serono”). Beginning on October 1, 2008, royalty revenues derived from Merck Serono’s net sales of Cetrotide® are recognized via the periodic amortization, under the units-of-revenue method, of proceeds received in connection with the sale in December 2008 of the underlying future royalty stream to Cowen. Per the terms of the related purchase and sale agreement, we received net proceeds of $51.5 million from Cowen and were entitled to receive an additional payment of $2.5 million contingent on 2010 net sales of Cetrotide® reaching a specified level. This additional consideration was earned in 2010 and received in February 2011, and the corresponding amount has been recorded as royalty revenues in our consolidated statement of operations.

License fees are derived from non-periodic milestone payments, R&D contract fees and upfront payments, and amortization thereof, received from our licensing partners. Significant license fee revenues have resulted from our agreement with sanofi, related to the development, commercialization and licensing of cetrorelix in BPH, entered into in March 2009 and terminated in January 2010 following our announcement that our second Phase 3 study with the compound had not reached its primary endpoint.

Sales and royalties increased to $24.9 million for the year ended December 31, 2010, compared to $21.0 million and $29.5 million for each of the years ended December 31, 2009 and 2008, respectively. In addition to the recognition, in 2010, of the additional royalty consideration payable by Cowen (discussed above), 2010 sales and royalties were positively impacted by an increase in Cetrotide® sales in non-Japanese markets, as compared to 2009.

The decrease from 2008 to 2009 is mainly related to lower royalty revenues having been recognized in 2009 in connection with our agreement with Merck Serono. Amortization of the proceeds received from Cowen for the year ended December 31, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during 2008. Additionally, sales volumes of Cetrotide® were slightly lower during the year ended December 31, 2009, as compared to 2008.

Excluding the impact of foreign exchange rate fluctuations, sales and royalties are expected to decrease in 2011 to between approximately $19.0 million and $21.0 million, largely given the future absence of the non-recurring contingent consideration payable by Cowen, as discussed above.

License fee and other revenues totalled $2.8 million for the year ended December 31, 2010, compared to $42.3 million and $9.0 million for each of the years ended December 31, 2009 and 2008, respectively. The significant decrease from 2009 to 2010, as well as the significant increase from 2008 to 2009, is almost exclusively attributable to the upfront payment received and recognized in 2009 from sanofi, as well as from the full recognition of other previously deferred revenues associated with ozarelix, another BPH-related compound that was deemed impaired in December 2009.

License fee revenues in 2011 are expected to be largely similar to the amounts recorded during 2010, excluding any revenue associated with the licensing agreement entered into with Yakult, discussed above.

Operating Expenses

Cost of sales increased to $18.7 million (75% of sales and royalties) for the year ended December 31, 2010 from $16.5 million (79% of sales and royalties) and $19.3 million (65% of sales and royalties) for each of the years ended December 31, 2009 and 2008, respectively. Excluding the impact of the additional contingent royalty consideration earned and payable by Cowen (discussed above), cost of sales as a percentage of sales and royalties for the year ended December 31, 2010 was approximately 84%, representing a consistently comparable increase from 2009. Changes in margin are dependent both upon our sales mix (including dosing level) and upon geographic coverage, both of which tend to vary on a period-to-period basis.

The decrease from 2008 to 2009 is largely attributable to the absence of Impavido® sales during the first three months of 2009, compared to the same period in 2008. We sold our rights related to the manufacture, production, distribution, marketing, sale and use of that compound in March, 2008. The increase in cost of sales as a percentage of sales and royalties from 2008 to 2009 is largely attributable to the comparative decrease in royalty revenues, as discussed above.

We expect cost of sales as a percentage of sales and royalties to remain within the range of 80% to 85% during 2011, as compared to 2010.

R&D costs, net of tax credits and grants include: employee compensation and fringe benefits; third-party costs; building rental, service and maintenance; and other expenses, as shown in the first table below. Third-party R&D costs consist of, among other expenses, external studies and collaborative work performed by contract research organizations, laboratory supplies and services, active pharmaceutical ingredient (or raw material) costs and patent protection expenses. These third-party costs are tracked by product or project, as shown in the second table below. All other R&D costs, including Company employee compensation and benefits, are not charged to specific products or projects, since the number of clinical and preclinical product candidates or development projects tends to vary from period to period and since internal resources are utilized across multiple projects over any given period of time.

Net R&D costs were $19.9 million for the year ended December 31, 2010, compared to $43.8 million and $57.1 million for each of the years ended December 31, 2009 and 2008, respectively. The decrease from 2009 to 2010 is primarily attributable to the winding down and termination of development activities related to cetrorelix in BPH subsequent to our announcements that our related Phase 3 studies had not reached their primary endpoints in 2009. The decrease is also explained by a comparatively lower overall volume of R&D expenses, most notably given the fact that most costs related to our ongoing Phase 3 program with perifosine are borne by our North American partner, Keryx.

The decrease in R&D costs from 2008 to 2009 is largely attributable to a lower volume of expenses having been incurred in 2009 related to the continued advancement during the first nine months of 2009, followed by the winding down of our development activities linked to cetrorelix in BPH.

The following table summarizes our net R&D costs by nature of expense:

	Years ended December 31,
(in thousands)	2010	2009	2008
	$	$	$

Employee compensation and fringe benefits	9,153	10,845	14,088
Third-party costs	8,138	28,925	39,142
Facilities rent and maintenance	1,773	1,891	1,883
Other costs	1,482	2,556	2,335
R&D tax credits and grants	(687)	(403)	(343)
	19,859	43,814	57,105

The following table summarizes primary third-party R&D costs, by product, incurred by the Company during the years ended December 31, 2010, 2009 and 2008.

(in thousands, except percentages)

			Years ended December 31,
Product	Status	Indication	2010		2009		2008
			$	%	$	%	$	%
Cetrorelix	Phase 3*	BPH*	2,046	25.1	23,812	82.3	27,246	69.6
AEZS-130 (Solorel®)	Phase 3	Endocrinology (diagnosis of AGHD)	865	10.6	592	2.0	—	—
Perifosine	Phases 2 and 3	Oncology	968	11.9	304	1.1	2,426	6.2
Ozarelix	Phase 2*	BPH*	—	—	366	1.3	254	0.7
AEZS-108	Phase 2	Oncology	2,089	25.7	409	1.4	1,300	3.3
AEZS-112	Phase 1	Oncology	259	3.2	430	1.5	996	2.5
AEZS-129, AEZS-131, AEZS-132, Erk PI3K	Preclinical	Endocrinology and oncology	923	11.4	1,151	4.0	1,991	5.1
AEZS-123 / Ghrelin receptor	Preclinical	Endocrinology and oncology	—	—	530	1.8	1,224	3.1
AEZS-115 / LHRH antagonist	Preclinical	Endocrinology and oncology	—	—	235	0.8	1,047	2.7
AEZS-120 / Vaccine	Preclinical	Oncology	149	1.8	403	1.4	27	—
Other	Preclinical	Oncology and endocrinology	839	10.3	693	2.4	2,631	6.8
			8,138	100.0	28,925	100.0	39,142	100.0

* Development activities terminated in the last quarter of 2009 and beginning of 2010.

We expect that our total R&D expenses for 2011 will increase as compared to 2010, largely due to the expected incurrence of higher third-party costs associated with the advancement of our Phase 3 trial with perifosine in the multiple myeloma indication, and more specifically in connection with the clinical and validation initiatives related to that study.  However, most of these expected third-party costs will be reimbursed by our partner, Keryx, and those reimbursements will be recorded as license fee and other revenues.

SG&A expenses decreased to $11.9 million for the year ended December 31, 2010, compared to $16.0 million and $17.3 million for each of the years ended December 31, 2009 and 2008, respectively. The decrease from 2009 to 2010 is related primarily to the absence, in 2010, of the royalty paid to Tulane, amounting to approximately $3.0 million, as noted above, to euro-to-US dollar exchange rate fluctuations, largely due to the comparative weakening in 2010 of the euro against the US dollar and to the continued implementation of general and administrative cost-saving measures.

The decrease from 2008 to 2009 is related to comparative euro-to-US dollar exchange rate fluctuations and to the absence in 2009 of certain non-recurring corporate expenses due to cost-saving measures that were implemented beginning in the second quarter of 2008, despite the additional selling expenses charged during 2009 as pertaining to the royalty paid to Tulane, as discussed above.

Depreciation and amortization expenses decreased to a combined $2.5 million for the year ended December 31, 2010, compared to $10.8 million and $7.2 million for each of the years ended December 31, 2009 and 2008, respectively. The significant decrease from 2009 to 2010 is attributable primarily to the absence, in 2010, of impairment charges.

The increase in depreciation and amortization expenses from 2008 to 2009 is attributable to the impairment charges related to cetrorelix, ozarelix and certain items of property, plant and equipment utilized exclusively in the development activities related to cetrorelix, as discussed above. This year-over-

year increase was offset in large proportion by the impairment charge of $2.4 million recorded in 2008 related to teverelix, an intangible asset that was deemed impaired in the fourth quarter of 2008.

Loss from operations amounted to $25.2 million for the year ended December 31, 2010, compared to $24.0 million and $62.4 million for each of the years ended December 31, 2009 and 2008, respectively. Our loss from operations from 2009 to 2010 increased mainly due to the absence, in 2010, of licence fee revenues commensurate with the significant amounts recognized in 2009 and despite the comparative reductions in net R&D costs, SG&A expenses and depreciation and amortization charges.

The significant decrease from 2008 to 2009 in loss from operations is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D and SG&A expenses, partly offset by increased depreciation and amortization expenses and by lower comparative margins on Cetrotide® sales.

Other income (expenses) are comprised primarily of foreign exchange gains and losses, which result from the impact of changes in the value of currencies such as the US dollar and the Canadian dollar (“CAN$”) against the Group’s functional currency, the euro. Foreign exchange gains and losses are recorded upon settlement or revaluation of non-euro-denominated balances.

Foreign exchange gain (loss) amounted to $1.2 million for the year ended December 31, 2010, compared to ($1.1 million) and $3.1 million for each of the years ended December 31, 2009 and 2008, respectively.

During the first six months of 2010, the euro weakened progressively against the US dollar, losing approximately 14.2% of its value since December 31, 2009. During that time period, we recorded significant foreign exchange gains, mainly as a result of the periodic revaluation of our US dollar-denominated cash and cash equivalents, a significant portion of which resulted from the two registered direct offerings completed in April and June 2010, as noted above. However, the euro recovered partially during the second half of 2010, strengthening approximately 9.4% against the US dollar since June 30, 2010. As a result, we recorded substantial foreign exchange losses on transactions and balances denominated in US dollars during that period. Overall, the net depreciation in the euro against the US dollar during the twelve months ended December 31, 2010 amounted to approximately 6.6%, resulting in a net foreign exchange gain of $1.2 million.

On a comparative basis, the euro strengthened almost consistently against the US dollar on average during the twelve months ended December 31, 2009 by approximately 13.0%. As a result, net foreign exchange losses recorded were significantly higher during the year ended December 31, 2009, as compared to 2010, where we posted a net foreign exchange gain.

The year-end conversion rates from the euro and Canadian dollar to the US dollar can be summarized as follows:

	As at December 31,
1 US dollar equivalent to:	2010	2009	2008
	$	$	$
Euro	0.7468	0.7007	0.7145
Canadian dollar	0.9946	1.0510	1.2180

Income tax expense of $1.2 million for the year ended December 31, 2008 is largely attributable to a minimum tax payable in Germany due to the tax accounting ramifications of the sale of future royalties to Cowen, referred to above.

In 2011, we do not expect to record any significant income tax recovery or expense in our foreign or domestic entities.

Net loss was $23.2 million, or $0.31 per basic and diluted share, for the year ended December 31, 2010, compared to $24.7 million, or $0.43 per basic and diluted share, and $59.8 million, or $1.12 per basic and diluted share, for each of the years ended December 31, 2009 and 2008, respectively. The decrease in our 2010 net loss, as compared to 2009, is attributable to a reduction in net R&D costs, lower SG&A expenses and lower depreciation and amortization charges, as well as to higher net foreign exchange gains, as discussed above, offset by the significant reduction of licence fee revenues and a lower margin on sales of Cetrotide®.

The significant decrease in net loss from 2008 to 2009 is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D, SG&A and income tax expenses, partly offset by lower comparative sales and royalties and increased depreciation and amortization expenses and foreign exchange losses.

We expect that our net loss for the year 2011 will increase as compared to 2010, primarily due to higher expected comparative R&D costs and excluding the impacts related to foreign exchange gains or losses, our licensing agreement entered into with Yakult, discussed above, and our conversion to IFRS.

Consolidated Balance Sheet Information

(in thousands)

	As at December 31,
	2010	2009	2008
	$	$	$

Cash and cash equivalents	31,998	38,100	49,226
Short-term investments	1,934	—	493
Accounts receivable and other current assets	10,243	10,913	12,005
Restricted cash	827	878	—
Property, plant and equipment, net	3,096	4,358	6,682
Other long-term assets	28,476	32,013	39,936
Total assets	76,574	86,262	108,342

Accounts payable and other current liabilities	13,427	19,211	22,121
Current portion of long-term payable	60	57	49
Long-term payable	90	143	172
Non-financial long-term liabilities*	50,558	57,625	64,525
Total liabilities	64,135	77,036	86,867
Shareholders’ equity	12,439	9,226	21,475
Total liabilities and shareholders’ equity	76,574	86,262	108,342

* Comprised mainly of deferred revenues and employee future benefits.

2010 compared to 2009

The decrease in cash and cash equivalents as at December 31, 2010, as compared to December 31, 2009, is due to recurring disbursements and other variations in components of our working capital, as well as to the comparative weakening in 2010 of the euro against the US dollar. However, this decrease is significantly offset by the receipt of approximately $25.0 million of net proceeds in connection with two registered direct offerings, completed in April and June 2010.

Other long-term assets, comprised of intangible assets, goodwill and deferred charges, decreased in 2010 due to euro-to-US dollar exchange rate fluctuation impacts and due to recurring amortization charges on those assets (excluding goodwill).

The decrease in accounts payable and other current liabilities results to a large degree from settlements of trade payables, income tax liability and other accrued expenses, including balances representing certain residual obligations related to former cetrorelix activities.

Non-financial long-term liabilities decreased from 2009 to 2010 due to recurring amortization of deferred revenues as well as due to euro-to-US dollar exchange rate fluctuation impacts.

The increase in shareholders’ equity from December 31, 2009 to December 31, 2010 is attributable to an increase in share capital and warrants, following the completion of the registered direct offerings discussed above, partly offset by the increase in our deficit due to the net loss for the year ended December 31, 2010.

2009 compared to 2008

The decrease in cash and cash equivalents as at December 31, 2009, compared to December 31, 2008 is due primarily to recurring cash flows used in operating activities and by the reduction of currently available cash due to a transfer of funds to a restricted account, as discussed below, largely offset by the receipt of proceeds from sanofi and to the receipt of net proceeds of approximately $14.3 million in connection with two registered direct offerings.

The decrease in property, plant and equipment as at December 31, 2009, compared to December 31, 2008 is due largely to the impairment charge that was taken against certain items utilized exclusively in the development activities related to cetrorelix, as discussed above.

The decrease in other long-term assets primarily includes the reduction to intangible assets, which in turn was attributable to the impairment charges taken on cetrorelix and ozarelix, as discussed above. Additionally, the reduction is attributable to deferred charges amounting to approximately $0.7 million, which were deferred in 2008, but which were included as a reduction to share capital in connection with the June 2009 Offering, as discussed above.

The reduction in non-financial long-term liabilities is attributable mainly to deferred revenues, which in 2009 were lower following both the ongoing amortization of the proceeds received from Cowen and the full recognition of previously deferred amounts associated with license and development agreements related to the use of ozarelix, as discussed above.

The decrease in shareholders’ equity from 2008 to 2009 is attributable to the increase in consolidated deficit due to the 2009 net loss and to the decrease in accumulated other comprehensive income, offset in large proportion by the increase in share capital and warrants following the two registered direct offerings discussed above.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

	Payments due by period
(in thousands)	Carrying amount	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Operating leases	10,397	2,150	3,809	3,642	796
Commercial commitments	17,887	9,167	8,720	—	—
Long-term payable	150	60	90	—	—
	28,434	11,377	12,619	3,642	796

Per our agreement with Cowen, discussed above, we may be required to remit quarterly make-whole payments related to royalty rate reductions that could materialize between Cowen and Merck Serono. No make-whole payments were paid or became payable during 2010 or 2009, nor do we expect to be required to remit any such make-whole payments in the future.

Also per our agreement with Cowen, we have agreed to make a one-time cash payment to Cowen in the event that cetrorelix is approved for sale by European regulatory authorities in an indication other than in vitro fertilization. Such a payment could range from $5.0 million to a maximum of $15.0 million. No one-time cash amount was paid or became payable during 2010 or 2009, nor do we expect to be required to make such a payment in the future, particularly given the fact that our development activities related to cetrorelix have been terminated.

Outstanding Share Data

As at March 22, 2011, there were 85,265,033 common shares issued and outstanding and 6,807,463 stock options outstanding. Warrants outstanding as at March 22, 2011 represent a total of 12,795,885 equivalent common shares.

Capital disclosures

Our objective in managing capital is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

We endeavour to manage our liquidity to minimize dilution to our shareholders. Non-dilutive activities have included the sale of non-core assets and rights to future royalties, the collection of investment tax credits and grants, interest income, licensing fees, service and royalties. More recently, however, we have raised additional capital through registered direct offerings, as discussed above.

Our capital management objective remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical expenditure patterns cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

We endeavour to finance our operations and capital expenditures mainly through cash flows from product sales, license fee revenues and other non-dilutive activities. However, we have also completed registered direct offerings during the year ended December 31, 2009 and more recently, in April and June 2010, as noted above.

Our cash, cash equivalents and short-term investment amounted to $33.9 million as at December 31, 2010, compared to $38.1 million as at December 31, 2009. Possible additional operating losses and/or possible investments in complementary businesses or products may require additional financing. As at December 31, 2010, cash and cash equivalents of the Company included CAN$0.5 million and €1.4 million.

Based on our assessment, which took into account current cash levels, the completion of the registered direct offerings discussed above, as well as our strategic plan and corresponding budgets for 2011 and projections for 2012 and 2013, we believe that we have sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period from the balance sheet date of December 31, 2010.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital pursuant to, for example, the ATM sales agreement referred to above.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows used in operating activities amounted to $31.1 million for the year ended December 31, 2010, compared to $24.1 million and $1.3 million for each of the years ended December 31, 2009 and 2008, respectively. The net increase in cash used in operating activities from 2009 to 2010 is attributable to the fact that our 2009 operating cash flows had been positively impacted by the cash proceeds received from sanofi as an upfront payment on our former cetrorelix-related licensing and development agreement. Similar cash payments were not received during 2010. Additionally, settlements of our trade accounts receivable were lower in 2010, as compared to 2009. However, the decrease in cash provided by operating activities in 2010 was partially offset by a significant reduction in cash R&D and other prepaid expenditures.

The significant increase in cash used in operating activities from 2008 to 2009 is attributable to the receipt of net cash proceeds of $51.5 million in 2008 from Cowen, compared to the lower cash proceeds of $30.0 million from sanofi in 2009, as discussed above. Also, operating cash payments for prepaid expenses and accounts payable were higher during 2009 as compared to 2008.

We expect net cash used in operating activities to decrease during 2011, as compared to 2010.

Financing Activities

Net cash provided by (used in) financing activities amounted to $25.4 million for the year ended December 31, 2010, compared to $14.2 million and ($1.2 million) for each of the years ended December 31, 2009 and 2008, respectively. The increases in net cash provided by financing activities from 2008 to 2009 and from 2009 to 2010 are attributable almost entirely to the registered direct offerings discussed above.

Investing Activities

Cash (used in) provided by investing activities amounted to ($0.1 million) for the year ended December 31, 2010, compared to ($1.1 million) and $42.0 million for each of the years ended December 31, 2009 and 2008, respectively.

The significant decrease from 2008 to 2009 relates in large proportion to the sale and maturity of short-term investments as well as to the disposals of the building and land in Quebec City and of Impavido®, in 2008. Also, as discussed above, during 2009, we transferred approximately $0.9 million to a restricted cash account. Changes to restricted cash balances, including any interest earned thereon, are reported in the statement of cash flows as investing activities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP. A summary of significant and pertinent measurement and disclosure differences between Canadian and US GAAP is provided in note 24 to our 2010 consolidated financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates are generally made in connection with the calculation of revenues, inventory and research and development expenses, as well as in determining the allowance for doubtful accounts, valuation allowance for future income tax assets, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain accrued liabilities. We base our estimates on historical experience, where relevant, and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

The following section summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred Revenues

We are currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when we have no significant future performance obligations and when collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work, which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when we have fulfilled the terms in accordance with the contractual agreement and have no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Proceeds received in connection with the sale of rights to future royalties are deferred and recognized over the life of the license agreement pursuant to the “units-of-revenue” method, as discussed above.

Revenues from sales of products are recognized when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and when collection is reasonably assured.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which in turn is determined based upon discounted cash flows or appraised values, depending of the nature of assets.

Goodwill, which represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value of the reporting unit to which the goodwill is assigned may exceed the fair value of the reporting unit.

In the event that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Income Taxes

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-Based Compensation Costs

We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

International Financial Reporting Standards

We are currently finalizing our evaluation of the impacts that likely will result from preparing our consolidated financial statements in accordance with IFRS. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on certain operational and performance measures, beginning on January 1, 2011 and on a retrospective comparative basis beginning on January 1, 2010.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which has been the focus of our conversion project’s solutions development phase and which is substantially complete.

The key elements of our conversion plan and related status are provided below.

Key element	Solutions development activities	Status
Accounting policies

Detailed review of IFRS guidance expected to be in effect on December 31, 2011 in order to perform quantitative and qualitative analyses of relevant differences between those standards and current Canadian GAAP.

This review is substantially complete.

Preparation of technical memoranda in order to analyze and substantiate any changes in accounting policy that will be required as of the date of transition to IFRS.

All technical memoranda have been prepared and are in the process of being reviewed and finalized.  Certain changes in accounting policies have been identified and confirmed (see some of our preliminary conclusions below).

	Consideration of optional and mandatory exemptions available under IFRS 1.	See below for an update regarding IFRS 1.

Information technology (“IT”) and information-gathering	Identification of any changes to systems or processes that will be required in order to comply with the provisions of IFRS, both during the year of transition and upon first-time adoption.

The impact on our systems and information-gathering processes continues to be evaluated in connection with the identification of necessary policy changes. We do not anticipate any significant changes to any of our current IT systems.

Internal control over financial reporting

Review and revision, where necessary, of any internal controls or related activities (including disclosure controls and procedures) following the identification of significant changes that are expected to result upon conversion to IFRS and during the year of transition.

We are in the process of reviewing current internal control documentation to ensure that key controls and activities are appropriate vis-à-vis any policy changes identified. We are also designing and implementing controls related to our transition-year comparative quarterly and annual consolidated financial statements.  However, we do not expect that changes to our current internal control activities will be significant.

Training	Provision of support and training to ensure that appropriate personnel have adequate knowledge of IFRS.

We have been providing training where necessary and have been transitioning relevant IFRS knowledge and policy decisions to appropriate employees. Additionally, we have provided updates, on a quarterly basis, to our Audit Committee and executive management team.

Our solutions development activities completed to date have allowed us to conclude that the adoption of certain international standards will result in a significant change to current accounting policies, reported financial statement amounts or disclosures. With the exception of IFRS 1, selected areas of international guidance examined to date that are relevant to our business, and the corresponding expected impact that likely will result from the application thereof, are presented below.

Accounting topic	Accounting difference and expected impact
Impairment of assets — discounting of estimated future cash flows

International Accounting Standard (“IAS”) 36, Impairment of Assets (“IAS 36”), introduces the “value in use” concept, which, when used to determine a given asset’s recoverable amount, requires the use of future cash flows that are discounted using a pre-tax rate that reflects an assessment of risks specific to the asset subject to impairment testing. Under Canadian GAAP, estimates of future cash flows used in assessing whether an impairment loss exists are not discounted. As a result, where there is an indication that an asset may be impaired, impairment losses are more likely to be recognized under IFRS.

We expect that the application of IAS 36 will result in a reduction of the carrying value of our intangible asset, Cetrotide®, of approximately $12.9 million, with a corresponding increase in our accumulated deficit, in our transition-date balance sheet as at January 1, 2010. Consequently, future amortization expense will be lower due to the reduction of the carrying value of Cetrotide®.

Capitalization of transaction costs — sale of future royalties

We incurred approximately $4.8 million in transaction costs in connection with the sale of future royalty transaction entered into with Cowen in December 2008. Under Canadian GAAP, we have deferred and are amortizing these costs as royalty sale transaction expenses based on the “units-of-revenue” method in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues.

We have determined that, in the absence of specific international guidance, the aforementioned transaction costs would not have been capitalized under IFRS. As such, we expect to derecognize the remaining unamortized portion of the related asset (short-term and long-term portions), or $4.7 million, with a corresponding increase in our accumulated deficit, in our transition-date balance sheet as at January 1, 2010.

Accounting topic	Accounting difference and expected impact
Financial instruments — contingent settlement provisions

IAS 32, Financial Instruments: Presentation (“IAS 32”), provides more precise guidance than Canadian GAAP with respect to the classification of financial instruments, including share purchase warrants, with contingent settlement provisions. Under Canadian GAAP, we have classified all outstanding share purchase warrants as shareholders’ equity, where the instruments are reported at their grant-date fair value. Under the provisions of IAS 32, these warrants would be classified as liabilities and marked to market at each reported balance sheet date, and any changes to fair value would be recognized in the consolidated statement of operations. This treatment is similar to current US GAAP requirements, which are discussed in note 25 to our 2010 consolidated financial statements.

We expect that the application of IAS 32 to our outstanding share purchase warrants will increase our liabilities by approximately $1.7 million, with a corresponding reduction of our shareholders’ equity, in our transition-date balance sheet as at January 1, 2010. This expected adjustment includes both the reclassification of our warrants and the cumulative, retroactive impact that fair value accounting would have had on our consolidated financial statements at that date.

Additionally, the change in accounting treatment would have increased our consolidated net loss for the year ended December 31, 2010 by approximately $6.4 million, being the net change in the total warrant liability that would have been recorded under IFRS.

Employee benefits — actuarial gains and losses

IAS 19, Employee Benefits (“IAS 19”), allows actuarial gains and losses to be recognized either in other comprehensive income or in profit or loss, so long as the treatment is consistent over all plans and over time. Under Canadian GAAP, we have recognized such gains or losses through profit or loss. However, management has decided that actuarial gains and losses will be recognized in other comprehensive income on a prospective basis (see also below), and, as such, there will be no impact on our transition-date balance sheet.

Presentation of depreciation and amortization expenses

Under IFRS, we will present our consolidated statements of operations in conformity with the “function of expense” classification, as prescribed by IAS 1, Presentation of Financial Statements. This classification option requires that all expenses, including depreciation and amortization charges, be allocated to the functional items that are most relevant to our business. Under Canadian GAAP, we report depreciation and amortization expenses separately, without allocation to functional line items. Beginning on the date of transition, however, depreciation and amortization expenses will be allocated to components of research and development costs and under selling, general and administrative expenses, as applicable.

It should be noted that the differences outlined above are not a complete list of topics that are relevant to our business. As such, as we finalize our solutions development activities, we may identify other areas that could result in significant quantitative or qualitative impacts upon IFRS adoption or thereafter in comparison to currently applied Canadian GAAP. Additionally, the expected adjustments provided above are unaudited.

As we continue to analyze any potential quantitative adjustments and policy decisions that need to be made upon full conversion to IFRS, we have reached some key preliminary conclusions related to the application of IFRS 1.

IFRS 1 provides authoritative guidance for use in the conversion of a set of financial statements (and interim financial reports for part of that period) from another basis of accounting to IFRS. The basic concept of IFRS 1 is that the adoption of IFRS should be applied retrospectively, meaning that an entity should present its first financial statements using IFRS as if IFRS had been applied and effective from the date of the entity’s inception. However, due to the fact that full retrospective application is unlikely to be achievable in a cost-effective manner, IFRS 1 offers certain optional exemptions to first-time preparers of IFRS financial statements. Any, all or none of these exemptions may be taken.

Presented below are our preliminary conclusions with respect to some key IFRS 1 optional exemptions, as applicable to our business.

Accounting topic	IFRS 1 exemption explained	Preliminary conclusion
Business combinations

IFRS 1 allows first-time preparers to elect not to restate business combinations that have occurred prior to the date of transition (January 1, 2010) in accordance with IFRS 3, Business Combinations (“IFRS 3”).

We will elect to apply this exemption and apply IFRS 3 only to any business combinations that may occur after the date of transition, without restating any prior business combinations.

Valuation of property, plant and equipment	IFRS 1 permits first-time preparers to measure selected assets at fair value and use that fair value as deemed cost of those assets in the transition date balance sheet.	We will not utilize this optional exemption and continue to use the cost model for property, plant and equipment as of the date of transition to IFRS.

Foreign currency translation adjustments	IFRS 1 permits first-time preparers to eliminate the cumulative translation adjustment (“CTA”) balance (a component of accumulated other comprehensive income) at the date of transition.	We will eliminate our date of transition CTA balance by adjusting our opening accumulated deficit.

Employee benefits — actuarial gains and losses

IFRS 1 permits first-time preparers to avoid applying retrospectively the change in accounting policy related to actuarial gains and losses pursuant to IAS 19 (discussed above) as of the date of transition to IFRS.

No opening balance sheet adjustment will be made to other comprehensive income related to actuarial gains and losses. Instead, those gains and losses will be recognized in other comprehensive income prospectively, beginning on January 1, 2010.

Outlook for 2011

Perifosine

We expect to continue the development of perifosine in collaboration with our partner, Keryx, who is responsible, in accordance with the terms of our license agreement, for the development and registration of perifosine in North America. We have access to all corresponding data at no additional cost; hence, we expect to benefit from current development activities in order to achieve registration in territories excluding North America.

Our primary focus will be on the advancement of the ongoing Phase 3 registration studies in both refractory advanced colorectal cancer and multiple myeloma, in conformity with the SPA received by Keryx from the FDA. Furthermore, we have obtained positive scientific advice from the EMA relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories for the refractory advanced colorectal cancer and multiple myeloma indications. Consequently, we are not expecting to invest in any additional trials in Europe in refractory advanced colorectal cancer or multiple myeloma, since the EMA does not require that any studies be performed in addition to the studies currently in progress. For the ongoing Phase 3 study in multiple myeloma, we will contribute to the recruitment of patients outside the US and to other aspects of the ongoing study; however, our partner Keryx will reimburse us for most of the corresponding costs.

Additionally, we will advance the preparation of our regulatory filings and our commercialization strategy ex-North America. Further, we will continue to accumulate Phase 1 and 2 results in multiple indications and we expect to initiate, with the collaboration of Keryx, an additional clinical trial in CLL.

AEZS-108

We expect to define our regulatory strategy for endometrial cancer with both the FDA and the EMA, with the goal of initiating a pivotal study in that indication.

Additional proof-of-concept and investigator-driven Phase 1/2 studies, such as the ongoing study in refractory bladder cancer performed with the University of Miami and in castration refractory prostate cancer with University of Southern California, will continue to progress.

We also expect to initiate further proof-of-concept studies in patients with LHRH receptor-positive cancers such as pancreatic and triple negative breast cancer.

AEZS-130 (Solorel®)

We expect to complete the ongoing Phase 3 study and file an NDA for Solorel® as a diagnostic for AGHD in the United States.

We also expect to start a proof-of-concept study in cancer-induced cachexia.

Revenue expectations

Revenues are expected to decrease slightly in 2011, as compared to 2010, excluding any revenue associated with the licensing agreement entered into with Yakult, discussed above.

Cost reduction and development focus

During 2011, we expect to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and Solorel®. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we can expect an increase of our R&D expenses to between $21.0 million and $23.0 million for the whole of 2011, as compared to $20.5 million in 2010.  However, certain R&D expenses will be reimbursed by our partner, Keryx, as mentioned above.

With regard to our SG&A expenses, in light of the continuous cost-saving measures already in place, we now expect to slightly reduce our SG&A costs for the whole of 2011, as compared to 2010.

We expect that our overall operating burn in 2011 will decrease, as compared to 2010, due most notably to the receipt of €6.0 million (approximately $8.3 million) in connection with our licensing agreement entered into with Yakult.

Financial and Other Instruments

Foreign Currency Risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar and Canadian dollar exchange rates against the euro could have a potentially significant impact on our results of operations.

For the year ended December 31, 2010, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at March 22, 2011.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, no accounts receivable balance due to the Company that is past due as at December 31, 2010 is significant. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the year ended December 31, 2010.

As at December 31, 2010, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

•                  We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

•                  There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS-108 studies and the AEZS-130/Solorel® studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Impairment of Intangible Assets

We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets’ book values exceed their fair values. We have recorded impairment charges in recent years, including 2009, related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

Risks Associated with Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.

Our listing on both the Nasdaq and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. On January 21, 2010, we announced that we had received a notification from Nasdaq regarding the failure by the Company to comply with the Nasdaq’s minimum bid price requirements. However, we regained compliance with these requirements on April 23, 2010. Nevertheless, if we fail to meet any of the Nasdaq’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

The management of Aeterna Zentaris is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2010.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

March 22, 2011